Exhibit (d)(1)(W)

      NEW YORK, NEW YORK (February 14, 2001) - OrthoStrategies Acquisition Corp. and The Langer Biomechanics Group, Inc. (NASDAQ:GAIT) today announced that OrthoStrategies' cash tender offer for up to 75% of the common stock of Langer expired at 12:00 midnight, New York time on Thursday, February 8, 2001.

      Upon expiration of the tender Offer, 1,362,509 shares of Langer's common stock had been validly tendered, all of which have been accepted for purchase, which amount exceeds the 1,332,722 shares necessary to satisfy the minimum condition to the offer and constitutes more than 50% of the outstanding common stock of Langer. Upon the closing of the offer, the current board of directors of Langer resigned in favor of designees of OrthoStrategies, consisting of Andrew H. Meyers, Greg Nelson, Burtt Ehrlich, John Foster and Arthur Goldstein. Andrew H. Meyers, President of OrthoStrategies, was elected President and Chief Executive Officer of Langer and Steven Goldstein, formerly associated with Hanger Orthopedic Group, Inc. has been elected Vice President of Langer.

      Commenting on the closing of the tender offer, Mr. Meyers said "We are extremely pleased to have successfully completed this transaction. The new management team looks forward to enhancing shareholder value through internal growth of Langer's core business and expansion through acquisitions."

            The Langer Biomechanics Group, Inc. is a leading provider of high quality orthotics and gait-related products sold to practitioners treating muscular and skeletal disorders.

            This press release contains certain statements by or relating to Langer and the transaction with OrthoStrategies that are neither reported financial results nor other historical information. These statements are forward-looking and include statements of growth and expansion plans and opportunities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those
expressed  in  the   forward-looking   statements.   Many  of  these  risks  and
uncertainties relate to factors that are beyond Langer's ability to control or estimate precisely, including, without limitation, future market and economic conditions, the behavior of other market participants; Langer's ability to implement and achieve market acceptance of new products, Langer's ability to successfully integrate acquired businesses and achieve anticipated synergies, the impact of new services or products or demand for Langer's services; and Langer's ability to expand its customer base. These and other risk factors are detailed in Langer's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Langer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.